Exhibit 16.1

December 11, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Goldman Sachs Physical Gold ETF (formerly Perth Mint Physical Gold ETF) and, under the date of March 13, 2020, we reported on the financial statements of Perth Mint Physical Gold ETF as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and period from July 26, 2018 (commencement of operations) to December 31, 2018. On December 11, 2020, we were dismissed. We have read Goldman Sachs Physical Gold ETF’s statements included under Item 4.01(a) of its Form 8-K dated December 11, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that the change was approved by Goldman Sachs Asset Management, L.P. (the Sponsor).

Very truly yours,

/s/ KPMG LLP